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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*
                               -----------------

                         Nanoscience Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    63008T106
                    ----------------------------------------
                                 (CUSIP Number)


                                October 20, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1 (b)

         [X]      Rule 13d-1(c)

         [ ]      Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the ACT but shall be subject to all other provisions of the Act (however, see the Notes).










Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                Page 1 of 7 pages

CUSIP NO.      0001086417

--------------------------------------------------------------------------------
1.       Names of Reporting Persons.                    Defiance Fund, Ltd.
         I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization           Cayman Islands
--------------------------------------------------------------------------------
Number of                  5.      Sole Voting Power             305,548
Shares                     -----------------------------------------------------
Beneficially               6.      Shared Voting Power           0
owned by                   -----------------------------------------------------
Each                       7.      Sole Dispositive Power        305,548
Reporting                 -----------------------------------------------------
Person With                8.      Shared Dispositive Power      0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person    305,548


10.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                [ ]

11.      Percent of Class Represented by Amount in Row (9)          2.8%
--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
CO










--------------------------------------------------------------------------------

                                Page 2 of 7 pages

CUSIP NO.      0001086417

--------------------------------------------------------------------------------
1.       Names of Reporting Persons.              Defiance Capital, L.L.C.
         I.R.S. Identification Nos. of above persons
         (entities only).                               75-3076357
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization           New York
--------------------------------------------------------------------------------
Number of                  5.      Sole Voting Power           1,045,548
Shares                     -----------------------------------------------------
Beneficially               6.      Shared Voting Power         0
owned by                   -----------------------------------------------------
Each                       7.      Sole Dispositive Power      1,045,548
Reporting                 -----------------------------------------------------
Person With                8.      Shared Dispositive Power    0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person  1,045,548

10.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                 [ ]

11.      Percent of Class Represented by Amount in Row (9)            9.6%
--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
OO,HC










--------------------------------------------------------------------------------

                                Page 3 of 7 pages

CUSIP NO.      0001086417

--------------------------------------------------------------------------------
1.       Names of Reporting Persons.                Francois Parenteau
         I.R.S. Identification Nos. of above persons
         (entities only).
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization           Canada
--------------------------------------------------------------------------------
Number of                  5.      Sole Voting Power           1,045,548
Shares                     -----------------------------------------------------
Beneficially               6.      Shared Voting Power         0
owned by                   -----------------------------------------------------
Each                       7.      Sole Dispositive Power      1,045,548
Reporting                 -----------------------------------------------------
Person With                8.      Shared Dispositive Power    0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person  1,045,548

10.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                 [ ]

11.      Percent of Class Represented by Amount in Row (9)           9.6%
--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
IN,HC










--------------------------------------------------------------------------------

                                Page 4 of 7 pages

Item 1.
(a)      The name of the issuer is Nanoscience Technologies, Inc. (the
         "Issuer").
(b) The principal executive office of the Issuer is located at 253 Ontario #1, P.O. Box 3303, Park City, Utah 84060.


Item 2.
(a) The names of the persons filing this statement (the "Statement") are Defiance Fund, Ltd., a Cayman Islands exempted company ("Defiance Fund"), Defiance Capital, L.L.C., a New York limited liability company ("Defiance Capital"), and Francois Parenteau (collectively, the "Filers").




(b) The Principal Business Office of the Filers is 1180 Avenue of the Americas, 14th Floor, New York, New York 10036.
(c) For citizenship information see item 4 of the cover sheet of each Filer.
(d) This Statement relates to the Common Stock, $.001 par value, of the Issuer.

(e)      The CUSIP Number of the common stock of the Issuer is 63008T106



Item 3. If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)      [ ]      Broker or dealer registered under section 15 of the Act (15
                  U.S.C. 78o).

(b)      [ ]      Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).


(c)      [ ]      Insurance company as defined in section 3(a)(19) of the Act
                  (15 U.S.C. 78c).

(d)      [ ]      Investment company registered under section 8 of the
                  Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)      [ ]      An investment adviser in accordance with
                  240.13d-1(b)(1)(ii)(E);

(f)      [ ]      An employee benefit plan or endowment fund in accordance with
                  240.13d-1(b)(1)(ii)(F);

(g)      [ ]      A parent holding company or control person in accordance with
                  240.13d-1(b)(1)(ii)(G);

(h)      [ ]      A savings associations as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)      [ ]      A church plan that is excluded from the definition of an
                  investment company under section 3(c)(14) of the Investment
                  Company Act of 1940 (15 U.S.C. 80a-3);

(j)      [ ]      Group, in accordance with 240.13d-1(b)(1)(ii)(J);


Item 4.  Ownership.
See Items 5-9 and 11 on the cover page for each filer.



                                 ---------------

Instruction. For computations regarding securities which represent a right to acquire an underlying security see 240.13d-3(d)(1).

                                Page 5 of 7 pages

Item 5.  Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction: Dissolution of a group requires a response to this item.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Francois Parenteau is the principal manager, member and control person of Defiance Capital. Defiance Capital is the Investment Manager of Defiance Fund. Defiance Fund is an investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments.

                                                       [ ] EXHIBIT ATTACHED


Item 8.  Identification and Classification of Members of the Group
If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.


Item 9.  Notice of Dissolution of Group
Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

                                                       [ ] EXHIBIT ATTACHED


Item 10. Certification
(a) The following certification shall be included if the statement filed pursuant to 240.13d-1(b):

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         The following certification shall be included if the statement filed pursuant to 240.13d-1(c):

(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                Page 6 of 7 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2004


                                     /s/ FRANCOIS PARENTEAU
                                     -------------------------------------------
                                     Francois Parenteau



                                     DEFIANCE FUND, LTD.


                                     By /s/ FRANCOIS PARENTEAU
                                        ----------------------------------------
                                        Francois Parenteau, Authorized Signatory



                                     DEFIANCE CAPITAL, L.L.C.


                                     By /s/ FRANCOIS PARENTEAU
                                        ----------------------------------------
                                        Francois Parenteau, Manager






The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties for whom copies are to be sent.

      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)

                                Page 7 of 7 pages